Exhibit 99.14

Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng. Caralyn P. Bennett, P. Eng. Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng. Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol. John E. Keith, P. Eng. John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng. James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

In connection with the filing of the annual report on Form 40-F of Franco-Nevada Corporation, we consent to references to our name and to the use of the reserves assessment and evaluation in respect of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property dated February 12, 2013, with an effective date of December 31, 2012 (the “Report”) in the 2012 Annual Information Form of Franco-Nevada Corporation dated March 19, 2013 (the “AIF”) and in Management’s Discussion and Analysis, which are filed as exhibits to, and incorporated in, the Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of the references to our name and the use of the Report. We also consent to reference to us under the heading “Experts” in the AIF which is filed as an exhibit to, and incorporated by reference in, this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

Doug R. Sutton, P. Eng.
Vice President

Calgary, Alberta

March 19, 2013

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